SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               (Exact name of registrant as specified in charter)

                                       N/A
                 (Translation of registrant's name into English)

                                     Ontario
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ---            ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No X
                               ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated October 30, 2003, announcing that WorldHeart's Registration Statement No. 333-109876 on Form F-3 was declared effective by the Securities and Exchange Commission, and that WorldHeart intends to seek shareholder approval for a reverse split of its common shares to facilitate the re-listing of its common shares on the NASDAQ Stock Market.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

           WORLD HEART ANNOUNCES REGISTRATION STATEMENT FILED WITH THE
          SEC DECLARED EFFECTIVE; ALSO CONFIRMS DETAILS OF A PROPOSED
       REVERSE SHARE SPLIT AND RE-AFFIRMS INTENTION TO SEEK RE-LISTING ON
                                   THE NASDAQ

OTTAWA, Ontario - October 30, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) announced that the registration statement on Form F-3 (File No. 333-109876) filed by the Company on October 22, 2003 was declared effective by the U.S. Securities and Exchange Commission (SEC) today. The registration statement relates to the possible resale, from time to time, by the security holders identified in the prospectus contained in the registration statement of up to 81,781,451 Common Shares of the Company of which (i) 38,943,548 Common Shares are currently outstanding and (ii) 42,837,903 Common Shares will be issued upon the exercise of Warrants.

The Common Shares and the Warrants covered by the registration statement were originally issued to the security holders as part of the $63.5 million (US$46.3 million) private placement transaction completed on September 23, 2003. The registration statement was filed pursuant to a registration rights agreement entered into with the U.S. investors in connection with such transaction.

Of the sale of 74,699,548 Units completed on September 23, 2003, 38,943,548 Units, (consisting of 38,943,548 Common Shares and 38,943,548 Warrants), were purchased by U.S. investors and 35,756,000 Units were purchased by Canadian investors. The 38,943,548 Common Shares purchased by the U.S. investors are now freely tradable in the United States on the OTCBB. An additional 38,943,548 Common Shares that will be issued upon the exercise of the Warrants and 3,894,355 Common Shares that will be issued upon the exercise of the U.S. Agent's warrants become freely tradable in the United States on the OTCBB if and when issued, on exercise of the Warrants.

The 74,699,548 Common Shares and the 74,699,548 Common Shares that will be issued upon the exercise of the Warrants, held by U.S. investors and by Canadian investors, as well as 7,030,355 Common Shares that will be issued upon the exercise of the U.S. and Canadian Agent's warrants, will become freely tradable in Canada on the TSX on January 23, 2004.

Also as previously announced, the Corporation intends to seek shareholder approval for a "reverse split", or share consolidation, of its Common Shares, as approved by the Board of Directors on September 10, 2003, in connection with the private placement transaction completed on September 23, 2003. This consolidation will be on the basis of one Common Share for seven Common Shares, and approval of the shareholders will be sought at a Special Meeting of Shareholders to be held in Toronto on November 25, 2003 at 4:00 p.m.. Notice of the Special Meeting, the Management Information Circular, and a Form of Proxy were mailed to shareholders on October 28, 2003.

This share consolidation is an important step in the Company's plans to seek the re-listing of its Common Shares on the NASDAQ Stock Market when the Company has met the listing requirements.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:
Mark Goudie,
Vice-President, Finance and CFO
World Heart Corporation
(613) 226-4278, ext: 2509, or (510) 563-4995

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             World Heart Corporation


         Date: October 31, 2003              By:  /s/ Mark Goudie
                                               ---------------------------------
                                               Name:   Mark Goudie
                                               Title:  Chief Financial Officer